

082-04578

URGENT FAX MESSAGE

To: Office of International   **Date:**   3 December, 2008
            Corporation Finance, SEC

Fax: 001 202 772 9207

From: Secretariat   **No. of pages 5** (inc. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat



08006145

SUPPL

PROCESSED
DEC 0 9 2008
THOMSON REUTERS

3 December 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed documents are to be furnished to the Securities and Exchange
Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to
the exemption from the Securities Exchange Act 1934 (the "Act") afforded by
Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with
the understanding that such information and documents will not be deemed to
be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the
Act and that neither this letter nor the furnishing of such information and
documents shall constitute an admission for any purpose that the Company is
subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

<u>Purchase of ordinary shares of 6 ¹⁴/₈₁ pence in Centrica plc ("Shares" and the "Company", respectively) by Directors of the Company and Persons Discharging Managerial Responsibility (PDMRs) under its Share Incentive Plan ("SIP").</u>

The SIP trustee, Equiniti Share Plan Trustees Limited (the "Trustee"), notified the Company on 2 December 2008 that:

(1) The following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SIP on 1 December 2008 held through the Trustee:

Directors	Number of Shares Acquired*	Aggregate Shares held Beneficially (across all accounts following acquisition)
Phil Bentley	75	755,090
Sam Laidlaw	75	489,575
Nick Luff	76	275,457
Persons Discharging Managerial Responsibility		
Grant Dawson	75	380,845
Catherine May	76	30,251
Anne Minto	75	195,670
Chris Weston	76	200,192

* The 'Number of Shares Acquired' includes 55 Partnership shares acquired (for Phil Bentley, Grant Dawson, Sam Laidlaw and Anne Minto) at 227.00 pence per share (56 Partnership shares for Nick Luff, Catherine May and Chris Weston with a higher residual balance) and 20 Matching shares acquired at 236.17 pence per share. Both Partnership and Matching elements are registered in the name of the Trustee.

(2) They had transferred 20,000 ordinary shares of 6 ¹⁴/₈₁ pence each from Equiniti Corporate Nominees Limited AESOP1 (Allocated shares) to Equiniti Corporate Nominees Limited AESOP2 (Unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the SIP, by participants who have left the group since the last purchase and the shares had been used towards December's allocation of Matching shares.

The SIP is made available to all UK employees and operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called.**'Partnership Shares'**.
- At the same time the Company allots to participants via the Trustee one **'Matching Share'** for every two partnership shares purchased that month (up to a maximum of 20 matching shares per month).
- Participants may change their monthly savings rate whenever they wish. However, Directors and others bound by the Company's Securities Dealing Code (the "**Code**") may not make such a change during a close period or when otherwise prohibited from dealing by the Code.

Chloe Barry
Centrica plc
01753 494017

2 December 2008

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Centrica plc confirms that at the close of business on 1 December 2008, it had 3,714,155,554 ordinary shares of 6 14/81p each in issue. The ISIN reference for the shares is GB00B033F229.

Enquiries:

Centrica Investor Relations: 01753 494900
Centrica Media Relations: 0845 072 8001

centrica

URGENT FAX MESSAGE

To: Office of International   **Date:**   5 December, 2008
           Corporation Finance, SEC

Fax: 001 202 772 9207

From: Secretariat   **No. of pages 14** (inc. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

SUPPL



Secretariat 2ⁿᵈ Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000**   Facsimile: **01753 494019**

5 December 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed documents are to be furnished to the Securities and Exchange
Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to
the exemption from the Securities Exchange Act 1934 (the "Act") afforded by
Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with
the understanding that such information and documents will not be deemed to
be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the
Act and that neither this letter nor the furnishing of such information and
documents shall constitute an admission for any purpose that the Company is
subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

5 December 2008

Publication of Final Terms

The following Final Terms are available for viewing:

Final terms for the issue by Centrica plc of EUR 750,000,000 7.125 per cent. Fixed Rate Notes due 2013 under the U.S.$6,000,000,000 Euro Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser:

[RNS to insert link]

For further information, please contact

Enquiries:

Centrica Media Relations:	01753 494085
Centrica Investor Relations:	01753 494900

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

FINAL TERMS

5 December 2008

CENTRICA PLC
Issue of EUR 750,000,000 7.125 per cent. Notes due 2013
under the U.S.$6,000,000,000
Euro Medium Term Note Programme

PART A - CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 26 September 2008 as supplemented by the Supplementary Prospectus dated 3 November 2008 (the **Base Prospectus**) which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Base Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus is available for viewing during normal business hours at and copies may be obtained from the registered office of the Issuer at Millstream, Maidenhead Road, Windsor, Berkshire SL4 5GD and from HSBC Bank plc at 8 Canada Square, London E14 5HQ.

1.	Issuer:		Centrica plc
2.	(i)	Series Number:	11
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro (EUR)
4.	Aggregate Nominal Amount:		
	(i)	Series:	EUR 750,000,000
	(ii)	Tranche:	EUR 750,000,000
5.	Issue Price:		99.511 per cent. of the Aggregate Nominal Amount
6.	(i)	Specified Denomination(s):	EUR 50,000 and integral multiples of EUR 1,000 in excess thereof up to and including EUR 99,000. No Notes in definitive form will be issued with a denomination above EUR 99,000.
	(ii)	Calculation Amount:	EUR 1,000
7.	(i)	Issue Date and Interest Commencement Date:	9 December 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	Issue Date
8.	Maturity Date:		9 December 2013
9.	Interest Basis:		Fixed Rate (further particulars specified below)
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest Basis or Redemption/Payment Basis:		Not Applicable

12.		Put/Call Options:	Investor Put (further particulars specified below)
13.	(i)	Status of the Notes:	Senior
	(ii)	Date Board approval for issuance of Notes obtained:	19 September 2008
14.		Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.		Fixed Rate Note Provisions	Applicable
	(i)	Rate(s) of Interest:	7.125 per cent. per annum payable annually in arrear, subject to the provisions of paragraph 1 (*Step Up Coupon*) of the Schedule hereto
	(ii)	Interest Payment Date(s):	9 December in each year from and including 9 December 2009 up to and including the Maturity Date
	(iii)	Fixed Coupon Amount(s):	EUR 71.25 per Calculation Amount
	(iv)	Broken Amount(s):	Not Applicable
	(v)	Day Count Fraction:	Actual/Actual (ICMA)
	(vi)	Determination Date(s):	9 December in each year
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	See paragraph 1 (*Step Up Coupon*) of the Schedule hereto
16.		Floating Rate Note Provisions	Not Applicable
17.		Zero Coupon Note Provisions	Not Applicable
18.		Index Linked Interest Note Provisions	Not Applicable
19.		Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.		Issuer Call:	Not Applicable
21.		Investor Put:	Applicable; see paragraph 2 (*Investor Put*) of the Schedule hereto
	(i)	Optional Redemption Date(s):	See paragraph 2 of the Schedule hereto
	(ii)	Optional Redemption Amount and method, if any, of calculation of such amount(s):	See paragraph 2 of the Schedule hereto
	(iii)	Notice period (if other than as set out in the Conditions):	See paragraph 2 of the Schedule hereto
22.		Final Redemption Amount of each Note:	EUR 1,000 per Calculation Amount
23.		Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 7(e)):	EUR 1,000 per Calculation Amount

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.   Form of Notes:

    (i)   Form   Bearer Notes:

                                            Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for definitive Bearer Notes only upon an Exchange Event

    (ii)   New Global Note: Yes

25.   Additional Financial Centre(s) or other special provisions relating to Payment Dates: Not Applicable

26.   Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):   No

27.   Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: Not Applicable

28.   Details relating to Instalment Notes:

    (i)   Instalment Amount(s):   Not Applicable

    (ii)   Instalment Date(s):   Not Applicable

29.   Redenomination applicable: Redenomination not applicable

30.   Other final terms: See Schedule hereto

DISTRIBUTION

31.   (i)   If syndicated, names of Managers: Barclays Bank PLC, BNP Paribas, HSBC Bank plc and The Royal Bank of Scotland plc

    (ii)   Date of Subscription Agreement: 5 December 2008

    (iii)   Stabilising Manager (if any):   The Royal Bank of Scotland plc

32.   If non-syndicated, name of relevant Dealer: Not Applicable

33.   U.S. Selling Restrictions: Reg. S Compliance Category 2; TEFRA D

34.   Additional selling restrictions: Not Applicable

LISTING AND ADMISSION TO TRADING

35.   (i)'   Listing and Admission to trading: Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's regulated market with effect from 9 December 2008.

    (ii)   Estimate of total expenses related to admission to trading: GBP 3,650

PURPOSE OF FINAL TERMS

These Final Terms comprise the final terms required for issue and admission to trading on the London Stock Exchange's regulated market of the Notes described herein pursuant to U.S.$6,000,000,000 Euro Medium Term Note Programme of Centrica plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of Centrica plc:

By: _(signature)_   By: _(signature)_

    Duly authorised   Duly authorised

PART B - OTHER INFORMATION

1.   **RATINGS**

    Ratings:

The Notes to be issued have been rated:

S & P: A (negative outlook)
Moody's: A3 (stable)

2.   **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save for any fees payable to the Managers, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

3.   **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

Not Applicable

4.   **YIELD** *(Fixed Rate Notes only)*

    Indication of yield:

7.245 per cent., calculated on an annual basis.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

5.   **PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING** *(Index-Linked Notes only)*

Not Applicable

6.   **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT** *(Dual Currency Notes only)*

Not Applicable

7.   **OPERATIONAL INFORMATION**

(i)	ISIN Code:	XS0402535131
(ii)	Common Code:	040253513
(iii)	Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
(vi)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes.

Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.

SCHEDULE

1. **STEP UP COUPON**

The rate of interest payable on the Notes as indicated in paragraph 15(i) of Part A of these Final Terms (the **Initial Interest Rate**) will be subject to adjustment if a Step Up Coupon Event (as defined below) occurs and, within the Step Up Coupon Event Period, a Rating Downgrade in respect of a Step Up Coupon Event occurs. From and including the first Interest Payment Date following the occurrence of a Rating Downgrade in respect of a Step Up Coupon Event (the **Rating Downgrade Interest Payment Date**) the Initial Interest Rate payable on the Notes shall be increased by the Applicable Interest Rate Increase (as defined below).

If, at any time after a Rating Downgrade in respect of a Step Up Coupon Event has occurred, the then current rating of the Notes assigned by each Rating Agency is increased to A-/A3 (or equivalent or better) the rate of interest payable on the Notes shall, from and including the first Interest Payment Date following such increase (the **Rating Upgrade Interest Payment Date**), be equal to the Initial Interest Rate.

For these purposes:

(A)   A **Step Up Coupon Event** shall be deemed to have occurred if within three years of the Issue Date of the Notes, any member of the Issuer's Group acquires, directly or indirectly:

(i)   10 per cent. or more of the equity share capital of British Energy Group plc; or

(ii)   assets representing 10 per cent. or more in value of the gross assets of British Energy Group plc (the percentage of the value of such gross assets represented by such assets acquired to be calculated as at the date of completion of the relevant acquisition in accordance with the "gross assets test" set out in Annex 1 to Listing Rule 10 as if the "gross asset test" applied to a disposal by British Energy Group plc and its subsidiary undertakings).

(B)   A **Step Up Coupon Event Period** means the period commencing on 9 December 2008 and ending 90 days after the later of (i) the date on which the Step Up Coupon Event occurs, (ii) the date on which the Step Up Coupon Event is publicly announced and (iii) the date on which the Issuer notifies the Trustee in writing of the occurrence of the Step Up Coupon Event (or such longer period not exceeding 360 days during which the rating of the Notes is under consideration (as announced publicly or notified in writing to the Issuer or the Trustee within the first mentioned period) for rating review or, as the case may be, rating by a Rating Agency).

(C)   A **Rating Downgrade** shall be deemed to have occurred in respect of a Step Up Coupon Event if:

(1)   on the date of the Step Up Coupon Event the Notes carry from any Rating Agency (as defined below):

(i)   a rating from any Rating Agency, and such rating is within the Step Up Coupon Event Period downgraded by one or more notches *(for illustration, A-/A3 to BBB+/Baa1 being one notch)* or withdrawn and is not within the Step Up Coupon Event Period subsequently (in the case of a downgrade) upgraded or (in the case of a withdrawal) reinstated to its earlier credit rating or better by such Rating Agency; or

(ii)   no credit rating, and no Rating Agency assigns within the Step Up Coupon Event Period an investment grade credit rating to the Notes; and

(2)   in making the relevant decision(s) referred to above, the relevant Rating Agency announces publicly or confirms in writing to the Issuer or the Trustee that such decision(s) resulted, in whole or in part, from the occurrence, or anticipated occurrence, of a Step Up Coupon Event.

If the rating designations employed by either Moody's or S&P are changed from those which are described in subparagraph (1) above, or if a rating is procured from a Substitute Rating Agency, the Issuer shall determine, with the agreement of the Trustee (not to be unreasonably withheld or delayed), the rating designations of Moody's or S&P or such Substitute Rating Agency (as appropriate) as are most equivalent to the prior rating designations of Moody's or S&P and subparagraph (1) shall be read accordingly.

(D)   The **Applicable Interest Rate Increase** in respect of each Interest Period shall be the rate per annum determined from the table set out below by reference to the ratings assigned to the Notes by Moody's or S&P as a result of a Rating Downgrade in respect of a Step Up Coupon Event on the basis that:

(1)   if the ratings assigned to the Notes by Moody's and S&P appear in the same row in the table below, the Applicable Interest Rate Increase will be equal to the Applicable Increase Amount set out in that row multiplied by two;

(2)   if the ratings assigned to the Notes by Moody's and S&P do not appear in the same row in the table below, the Applicable Interest Rate Increase will be the sum of the Applicable Increase Amounts set out in each row in which the ratings appear;

(3)   if only one rating is assigned to the Notes, the Applicable Interest Rate Increase will be equal to the Applicable Increase Amount set out in the same row as such rating category in the table below multiplied by two; and

(4)   if there is no rating assigned to the Notes, the Applicable Interest Rate Increase will be the Applicable Increase Amount set out in row 3 in the table below multiplied by two.

If the rating designations employed by either Moody's or S&P are changed from those which are described in the table below, or if a rating is procured from a Substitute Rating Agency, the Issuer shall determine, with the agreement of the Trustee (not to be unreasonably withheld or delayed), the rating designations of Moody's or S&P or such Substitute Rating Agency (as appropriate) as are most equivalent to the prior rating designations of Moody's or S&P and, accordingly, the Applicable Interest Rate Increase which would apply to the Notes in respect of each such rating.

Row No.	Rating Category		Applicable Increase Amount
	S&P	Moody's	
1	BBB+	Baa1	0.25 per cent.
2	BBB	Baa2	0.50 per cent.
3	BBB- or lower or if there is	Baa3 or lower or if there is	0.75 per cent.

	no rating	no rating	

(E) In this Schedule:

equity share capital has the meaning given in section 548 of the Companies Act 2006;

Issuer's Group means the Issuer and its subsidiary undertakings;

Listing Rules means the listing rules made by the Financial Services Authority of the United Kingdom in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;

Rating Agency means Moody's Investors Service, Inc. (**Moody's**) or Standard & Poor's Rating Services, a division of the McGraw-Hill Companies Inc, (**S&P**) or their respective successors or any rating agency (a **Substitute Rating Agency**) substituted for any of them by the Issuer from time to time with the prior written approval of the Trustee; and

subsidiary undertaking has the meaning given in section 1162 of the Companies Act 2006.

As soon as possible after the relevant Rating Downgrade Interest Payment Date or the relevant Rating Upgrade Interest Payment Date but in no event later than the fourth London Business Day thereafter, the Principal Paying Agent will cause the adjusted rate of interest to be notified to the Issuer, the Trustee and any stock exchange on which the Notes are for the time being listed and notice thereof to be published in accordance with Condition 14. For the purposes of this paragraph, the expression **London Business Day** means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for general business in London.

The Trustee is under no obligation to ascertain whether a Step Up Coupon Event or Rating Downgrade, or any event which could lead to the occurrence of, or could constitute, a Step Up Coupon Event has occurred and, until it shall have actual knowledge or notice pursuant to the Trust Deed to the contrary, the Trustee may assume that no Step Up Coupon Event or Rating Downgrade or other such event has occurred.

2. **INVESTOR PUT**

As indicated in paragraph 21 of Part A of these Final Terms, "Investor Put" is specified to be applicable to the Notes. For the purposes of these Notes, Condition 7(d) (as set forth in the Base Prospectus dated 26 September 2008 as supplemented by a Supplementary Prospectus dated 3 November 2008) shall be deemed to be deleted and replaced by the following:

"(d) Redemption at the option of the Noteholders (Investor Put)

(A) A **Put Event** will be deemed to occur if:

(i) any person (being an individual, partnership, company, corporation, unincorporated organisation, trust or joint venture, or any governmental agency or political subdivision thereof) or any persons acting in concert (as defined in the City Code on Takeovers and Mergers) or any person or persons acting on behalf of any such person(s) (the **Relevant Person**) at any time directly or indirectly own(s) or acquire(s): (A) more than 50 per cent of the issued or allotted ordinary share capital of the Issuer or (B) such number of shares in the capital of the Issuer carrying more than 50 per cent of the total voting rights attached to the issued or allotted share capital of the Issuer that are normally exercisable at a general meeting of the Issuer (such event being a **Change of Control**), provided that a

Change of Control shall be deemed not to have occurred if all or substantially all of the shareholders of the Relevant Person are, or immediately prior to the event which would otherwise have constituted a Change of Control were, the shareholders of the Issuer with the same (or substantially the same) pro rata interest in the share capital of the Relevant Person as such shareholders have, or as the case may be, had in the share capital of the Issuer; and

(ii)   on the date (the **Relevant Announcement Date**) that is the earlier of (x) the date of the first public announcement of the relevant Change of Control; and (y) the date of the earliest Relevant Potential Change of Control Announcement (if any), the Notes carry from any Rating Agency (as defined below):

    (A)   an investment grade credit rating *(Baa3/BBB-, or equivalent, or better)*, and such rating from any Rating Agency is within the Change of Control Period either downgraded to a non-investment grade credit rating *(Ba1/BB+, or equivalent, or worse)* or withdrawn and is not within the Change of Control Period subsequently (in the case of a downgrade) upgraded or (in the case of a withdrawal) reinstated to an investment grade credit rating by such Rating Agency; or

    (B)   a non-investment grade credit rating *(Ba1/BB+, or equivalent, or worse)*, and such rating from any Rating Agency is within the Change of Control Period downgraded by one or more notches *(for illustration, Ba1/BB+ to Ba2/BB being one notch)* or withdrawn and is not within the Change of Control Period subsequently (in the case of a downgrade) upgraded or (in the case of a withdrawal) reinstated to its earlier credit rating or better by such Rating Agency; or

    (C)   no credit rating, and no Rating Agency assigns within the Change of Control Period an investment grade credit rating to the Notes,

provided that if on the Relevant Announcement Date the Notes carry a credit rating from more than one Rating Agency, at least one of which is investment grade, then sub-paragraph (A) will apply; and

(iii)   in making the relevant decision(s) referred to above, the relevant Rating Agency announces publicly or confirms in writing to the Issuer or the Trustee that such decision(s) resulted, in whole or in part, from the occurrence of the Change of Control or the Relevant Potential Change of Control Announcement.

(B)   If a Put Event occurs, the holder of each Note shall have the option to require the Issuer to redeem or, at the Issuer's option, purchase (or procure the purchase of) each such Note on the Put Date (as defined below) at an amount equal to its Final Redemption Amount (the **Optional Redemption Amount**) together with interest accrued to but excluding the date of redemption or purchase.   Such option (the **Put Option**) shall operate as set out below.

(C)   Promptly upon the Issuer becoming aware that a Put Event has occurred the Issuer shall, and at any time upon the Trustee becoming similarly so aware the Trustee may, and if so requested by the holders of at least one-quarter in nominal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Noteholders, shall (subject in each case to being indemnified to its satisfaction), give notice (a **Put Event Notice**) to the Noteholders in accordance with Condition 14 specifying the nature of the Put Event and the procedure for exercising the option contained in this Condition 7(d).

(D)   To exercise the option to require the redemption or purchase of a Note under this Condition 7(d) the holder of the Note must deliver such Note at the specified office of any Paying Agent at any time during normal business hours of such Paying Agent falling within the period (the **Put Period**) of 45 days after a Put Event Notice is given, accompanied by a duly signed and completed notice of exercise in the form (for the time being current) obtainable from the specified office of any Paying Agent (a **Put Notice**). The Note should be delivered together with all Coupons appertaining thereto maturing after the date which is seven days after the expiry of the Put Period (the **Put Date**), failing which the Paying Agent will require payment of an amount equal to the face value of any missing such Coupon. Any amount so paid will be reimbursed in the manner provided in Condition 6 against presentation and surrender of the relevant missing Coupon (or any replacement therefor issued pursuant to Condition 11) at any time after such payment, but before the expiry of the period of five years from the Relevant Date (as defined in Condition 8) in respect of that Coupon. Payment in respect of any such Note will be made on the Put Date either (i) by transfer to the bank account (if any) specified in the relevant Put Notice or (ii) if no bank account is so specified, by cheque posted to the address specified in the relevant Put Notice. The Issuer shall redeem or purchase the relevant Notes in accordance with this Condition 7(d)(D) unless such Notes have been previously redeemed and cancelled.

Any Put Notice or other notice given in accordance with the standard procedures of Euroclear and Clearstream, Luxembourg given by a holder of any Note pursuant to this Condition 7(d)(D) shall be irrevocable except where prior to the due date of redemption an Event of Default shall have occurred and be continuing in which event such holder, at its option, may elect by notice to the Issuer to withdraw the Put Notice and instead to declare such Note forthwith due and payable pursuant to Condition 10.

If 80 per cent. or more in nominal amount of the Notes outstanding as at the day immediately preceding the day on which the Put Event Notice was given have been redeemed pursuant to this Condition 7(d), the Issuer may, on not less than 30 nor more than 60 days' notice to the Noteholders given within 30 days after the Put Date, redeem, at its option, all, but not some only, of the remaining Notes at the Optional Redemption Amount plus interest accrued to but excluding the date of such redemption.

(E)   If the rating designations employed by either Moody's or S&P are changed from those which are described in paragraph (A)(ii) above, or if a rating is procured from a Substitute Rating Agency, the Issuer shall determine, with the agreement of the Trustee (not to be unreasonably withheld or delayed), the rating designations of Moody's or S&P or such Substitute Rating Agency (as appropriate) as are most equivalent to the prior rating designations of Moody's or S&P and paragraph A(ii) shall be read accordingly.

(F)   The Trustee is under no obligation to ascertain whether a Put Event or Change of Control, or any event which could lead to the occurrence of, or could constitute, a Put Event or Change of Control, has occurred and, until it shall have actual knowledge or notice pursuant to the Trust Deed to the contrary, the Trustee may assume that no Put Event or Change of Control or other such event has occurred.

(G)   In these Conditions:

Change of Control Period means the period commencing on the Relevant Announcement Date and ending 90 days after the Change of Control (or such longer period for which the Notes are under consideration (such consideration having been announced publicly within the period ending 90 days after the Change of Control) for

rating review or, as the case may be, rating by a Rating Agency, such period not to exceed 60 days after the public announcement of such consideration);

Rating Agency, Moody's, S&P and Substituted Rating Agency have the meanings ascribed to them in paragraph 1 of this Schedule; and

Relevant Potential Change of Control Announcement means any public announcement or statement by the Issuer, any actual or potential bidder or any adviser thereto relating to any potential Change of Control provided that within 180 days following the date of such announcement or statement, a Change of Control occurs."

KENILWORTH

SYSTEMS CORPORATION

185 Willis Avenue - Suite #4
Mineola, NY 11501
Phone: (516) 741-1352
Fax: (516) 741-7194
E-mail: Roulabette@aol.com

Attention: Marva D. Simpson

Fax number: (202) 772-9207

Total number of pages, including cover: 2

centrica

URGENT FAX MESSAGE

To: Office of International   **Date:**   5 December, 2008
           Corporation Finance, SEC

Fax: 001 202 772 9207

From: Secretariat   **No. of pages 5** (inc. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

5 December 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

TR-1:   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Centrica Plc

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):_____	

3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (Group) Legal & General Investment Management Limited (LGIM)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC) Legal & General Group Plc (L&G)
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	03 December 2008
6. Date on which issuer notified:	04 December 2008
7. Threshold(s) that is/are crossed or reached:	Above 5% (Group) Above 5% (LGIM)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible| using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
				Direct	Indirect	Direct	Indirect
ORD GBP0.061728395	Below 5%		185,785,947	172,504,537	13,281,410	4.6445	0.3575

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
185,785,947	5.00

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)
(185,785,947 – 5.00% = Total Position)

Legal & General Investment Management (Holdings) Limited
(LGIMH) (Direct and Indirect) (185,785,947 – 5.00% = Total
Position)

Legal & General Investment Management Limited (Indirect) (LGIM)
(185,785,947 – 5.00% = Total Position)

Legal & General Group Plc (Direct) (L&G) (172,504,537 – 4.64 % = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (139,058,221 – 3.74% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC) (139,058,221 – 3.74% = PMC)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	Notification using the total voting rights figure of 3,714,104,463
14. Contact name:	Paul Moore
15. Contact telephone number:	01753 494012



END